Mail Stop 7010

      August 19, 2005

Mr. Alan J. Gotcher
Chief Executive Officer
Altair Nanotechnologies, Inc.
204 Edison Way
Reno, Nevada 89502-2306

	RE:	Forms 10-K and 10-K/A for Fiscal Year Ended December 31,
2004
		Forms 10-Q for Fiscal Quarters Ended March 31 and June
30,
2005
		File No. 1-12497

Dear Mr. Gotcher:

		We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the Quarter Ended March 31, 2005

General
1. Where a comment below requests additional disclosures or other revisions please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9
2. We have reviewed your response to comment eight. Despite the requirement that Spectrum reimburse you for the costs of fulfilling your obligation to employ commercially reasonable efforts to assist
Spectrum in pre-clinical development, the obligation raises the question of whether, in the absence of your continuing involvement,
Spectrum would have paid the amounts you have recognized as upfront revenues. It is unclear why this obligation, combined with the requirement that you attend regular meetings of the Joint Development
Committee, is not analogous to that described in the second bullet point in the Facts of question one in SAB Topic 13:A3(f). Please advise.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      You may contact Scott Watkinson, Staff Accountant, at (202)
551-3741, or in his absence, me at (202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Alan J. Gotcher
Altair Nanotechnologies, Inc.
August 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE